UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: November 29, 2005

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	Gelbart-Kahana Investors Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	Freephone: (US) 1 866 704 6710
mosheamit@camtek.co.il		kenny@gk-biz.com
ehud@gk-biz.com

CAMTEK LTD. ANNOUNCES 2005 THIRD QUARTER RESULTS

CONTINUED STRONG GROWTH IN SEMICONDUCTOR EQUIPMENT BUSINESS
CAMTEK INTRODUCES REVENUE GUIDANCE FOR 2006

MIGDAL HAEMEK, Israel, November 22, 2005 – Camtek Ltd. (NASDAQ: CAMT), today announced results for the third quarter of 2005, which ended on September 30. The company also released initial guidance for the year 2006.

Revenues for the third quarter of 2005 were $17.7 million, 8% below $19.3 million in the third quarter of 2004, and up sequentially 5.8% from $16.8 million reported in the second quarter of 2005. Revenue guidance issued for the quarter was between $16-18 million. The revenue breakdown in the third quarter of 2005 between the sales of PCB, HDI-S and Semiconductor Manufacturing and Packaging products was 53%, 19% and 28%, respectively.

Gross profit for the third quarter of 2005 was $8.5 million, representing a gross margin of 48.2%. This is compared with $10.6 million, or gross margin of 54.8%, as reported in the third quarter of 2004 and $8.3 million, or gross margin of 49.7%, as reported in the previous quarter.

Operating profit for the third quarter of 2005 was $1.5 million representing an operating margin of 8.5%. This compares with $3.5 million or an operating margin of 18.3% as reported in the third quarter of 2004 and $1.4 million or an operating margin of 8.6% as reported in the previous quarter.

The company reported third quarter net income of $1.5 million, or $0.06 per share, compared to net income of $3.3 million, or $0.12 per share, in the third quarter of 2004, and $1.5 million, or $0.05 per share, in the second quarter of 2005. The third quarter 2004 results include a one-time charge of $1.1 million for the discontinued plan for a secondary public offering.

Rafi Amit, Camtek’s CEO commented, “We are pleased with our revenues, coming in at the upper end of our expectations. We are particularly proud of our performance in the semiconductor business, having grown by over 25% from the previous quarter. This strong growth reflects the competitive and technological advantages of the Falcon, as well as the continuing implementation of our strategy, which aims to become a major player in the semiconductor inspection arena. The growth in our semiconductor revenue more than offsets the decline in revenues of PCB inspection products.”

Mr. Amit continued, “We recently introduced new models of the Falcon which have fed into our increasingly growing order pipeline. The Falcon has been qualified for a number of different applications by some major integrated device manufacturers and wafer foundries. We continue to win side-by-side evaluations against competitors and our orders have included repeat and multiple orders, which are evidence of the customer’s perception of the quality and the value of this product line. We believe that the sale of current and future Falcon models will continue on its growth trend in 2006, eventually contributing a greater portion of our revenues than our PCB inspection systems. In the next quarter, we expect total revenues of between US$18-20 million, with continued strong growth from the Falcon.”

Mr. Amit concluded, “We believe 2006 PCB sector revenues will remain at around the same level as those of 2005. However, given our significantly strengthening pipeline of Falcon orders and evaluation requests for the next six months, and assuming an unchanged trend in the global semiconductor market, we forecast 2006 Falcon sales growing by 100-150% over 2005. Thus based on these assumptions, we expect total revenues for 2006 to be in the range of US$85-95 million, representing year-on-year growth of between 35-55%.”

Camtek will hold a conference call today, Tuesday, November 22nd, 2005 at 11:00 a.m. EST. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers below:

US:	1 866 860 9642	at 11:00 a.m. EST
UK:	0 800 917 5108	at 4:00 p.m. GMT
Israel:	03 918 0610	at 6:00 p.m. Israel time
International:	+972 3 918 0610

The teleconference will be available for replay for 14 days on http://www.camtek.co.il/ beginning 48 hours after the call.

ABOUT CAMTEK LTD.
Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2004	September 30, 2005

ASSETS

Current assets:
Cash and cash equivalents	9,141	14,722
Accounts receivable - trade, net of allowance of $2,236 and $2,357	22,078	18,654
Inventories	24,892	23,374
Due from affiliates	479	646
Other current assets	2,093	2,719

Total current assets	58,683	60,115

Fixed assets, net	9,960	9,960

	68,643	70,075

LIABILITIES

Current liabilities:
Short-term bank credit	2,335	-
Accounts payable	8,215	6,914
Other current liabilities	8,095	7,402

Total current liabilities	18,645	14,316

Convertible loan	-	5,000
Accrued severance pay, net of amounts funded	222	222

Total liabilities	18,867	19,538

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,085,766 in 2004 and 28,094,916 in 2005, outstanding 27,074,147
in 2004 and 27,083,297 in 2005	125	125

Additional paid-in capital	43,732	43,741
Unearned compensation	(363)	(254)
Retained earnings	7,275	7,918
Treasury stock, at cost (1,011,619 shares in 2004 and 2005)	(993)	(993)

	49,776	50,537

	68,643	70,075

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2004	2005	2004	2005

Revenues	67,419	19,336	17,737	49,830	43,649
Cost of revenues	31,361	8,741	9,190	23,211	22,999

Gross profit	36,058	10,595	8,547	26,619	20,650

Research and development costs	7,328	1,824	2,326	5,440	6,188
Selling, general and administrative expenses	15,953	4,115	4,708	11,408	13,527

Operating expenses	23,281	5,944	7,034	16,848	19,715

Aborted issuance expenses	1,122	1,122	-	1,122	-

Operating income	11,655	3,529	1,513	8,649	935

Financial and other income, net	(359)	(253)	16	(317)	(292)

Income before income taxes	11,296	3,276	1,529	8,332	643

Provision for income taxes	499	-	-	533	-

Net income	10,797	3,276	1,529	7,799	643

Net income per ordinary share:

Basic	0.40	0.12	0.06	0.29	0.02

Diluted	0.39	0.12	0.06	0.28	0.02

Weighted average number of ordinary shares
outstanding:

Basic	27,114	27,165	27,253	27,093	27,218

Diluted	27,800	27,904	27,503	27,881	27,578